FOR IMMEDIATE RELEASE	June 24, 2025

Micromem Files Form 20-F on SEDAR+

Toronto, Ontario and New York, New York--(Newsfile Corp. - June 24, 2025) -- Micromem Technologies Inc. . (CSE: MRM) (OTCQB: MMTIF) ("Micromem" or the "Company") announces that on May 28, 2025, it filed its Annual Report on Form 20-F for the year ended October 31, 2024 (the "Form 20-F") on SEDAR+.  That report was first filed with the U.S. Securities and Exchange Commission on February 28, 2025.  Among other things contained in that report are the audited Financial Statements and related reports for Micromem for the year ended October 31, 2024.  Those audited Financial Statements, the related Management's Discussion and Analysis and the related CEO/CFO Certifications were filed on SEDAR+ on February 25, 2025.  As a result of a continuous disclosure review by staff of the Ontario Securities Commission (the "OSC"), the Form 20-F was filed on SEDAR+ on May 28, 2025.  The Company previously relied on advice when it determined not to file the Form 20-F on SEDAR+ concurrently with the filing of that report in the U.S.

The Form 20-F is required by the SEC under U.S. securities laws, and therefore contains the information required thereunder.  The Company concluded that the Form 20-F should be filed on SEDAR+ in order to comply with section 11.1(b) of National Instrument 51-102-Continuous Disclosure Obligations.  Management of Micromem believes that the Form 20-F does not contain any material information about the Company that was not previously disclosed by it in other filings on SEDAR+, and that the Form 20-F does not disclose any material change about Micromem.  Therefore, management has determined that no other measures must be taken by the Company in regards to the Form 20-F and its filing in Canada.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com